UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2020

Commission File Number: 001-38746

Taiwan Liposome Company, Ltd.

(Translation of registrant’s name into English)

Taiwan Liposome Company, Ltd.

11F-1, No. 3 Yuanqu Street Nangang District,

Taipei City, Taiwan 11503

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Departure of Officers

Effective August 31, 2020, Nicole Lin, Vice President in Finance and Administration of Taiwan Liposome Company, Ltd. (the “Company”), and the Company’s principal financial officer and principal accounting officer, retired from the Company. Her retirement was not the result of any disagreement with the Company regarding its operations, policies, or practices. The Company is grateful for her service.

Appointment of Officers

On August 28, 2020, the Company’s Board of Directors appointed Carina Chen, Director in Finance and Administration, as the Company’s principal financial officer and principal accounting officer, effective on September 1, 2020.

Ms. Chen has served as the Company’s Director in Finance and Administration since August 2020 and previously served as the Company’s Controller from October 2017 to June 2020. Before joining us, Ms. Chen served as deputy controller at SemiLEDs Corporation, a manufacturer of ultra-high brightness LED chips, from September 2014 to October 2017. Before that, Ms. Chen served in an audit function at Deloitte in both their Taiwan and San Jose, CA offices, in which she gained experience in the fields of audit, accounting and finance, including IFRS, US GAAP, PCAOB standards and internal control compliance.

Ms. Chen received both her MBA and Bachelor’s degree from the National Taiwan University in Taipei, Taiwan. She is a Certified Public Accountant licensed in the United States.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAIWAN LIPOSOME COMPANY, LTD.

Date: August 31, 2020	By:	/s/ George Yeh
Name: George Yeh
Title: President